

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 6, 2009

Mr. Roderick Macutay
President
E-Dispatch Inc.
800 Bellevue Way, Suite 400
Bellevue, WA 98004

> **Re: E Dispatch Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed October 5, 2009**
> **File No. 333-151212**

Dear Mr. Macutay

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director